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                                                               EXHIBIT 99(a)(5)

                    FORM OF PROMISE TO GRANT STOCK OPTION(S)

To:           [Employee Name]

Old Options:  [Date & Amount]

In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from HealthGate Data Corp. ("HealthGate"), HealthGate hereby promises to grant you a stock option or options covering shares of HealthGate's common stock, on or promptly after July 1, 2002 (the "New Option(s)"). You understand that the exercise price of each new option will be the fair market value on the date of grant, as determined by the closing price reported by the Nasdaq National Market on the last day on which shares have traded before the date of grant or, if the shares are publicly traded but not quoted on the Nasdaq National Market, by the average of the closing bid and asked prices on the last day on which shares have traded before the date of grant or, if neither of the foregoing is applicable, by the Board of Directors of the Company. Each New Option will vest according to the same vesting schedule as the Old Option it replaces, including credit for vesting during the six (6) month and one (1) day period between cancellation of the Old Option and grant of the New Option, subject to your continued employment with HealthGate on a full-time basis or on your being on a bona fide leave of absence as described below. Each New Option will otherwise be subject to the standard terms and conditions under HealthGate's Amended and Restated 1994 Stock Option Plan, as amended (the "Stock Option Plan") and applicable form of stock option agreement. However, if HealthGate is acquired prior to the date on which your New Options are to be granted, you may not receive a replacement option or may receive options to purchase shares of the acquiring company's stock, depending on the terms of the acquisition. In addition, any such options would be subject to the terms of the acquiring company's stock option plan and related form of agreement.

In order to receive the New Option(s), you must be employed by HealthGate or one of its subsidiaries in a full-time capacity or be on a bona fide leave of absence that was approved by HealthGate in writing (if the terms of the leave provide for continued service crediting or when continued service crediting is required by law), as of July 1, 2002 (or such later date as the replacement options are granted). This promise to grant does not constitute a guarantee of employment with HealthGate for any period. Your employment with HealthGate remains "at-will" and can be terminated by either you or HealthGate at any time, with or without cause or notice. If you voluntarily terminate your employment with HealthGate or if HealthGate terminates your employment for any reason before July 1, 2002, you will lose all rights you have to receive any New Options.

This Promise is subject to the terms and conditions of the Offer to Exchange dated November 27, 2001 the Memorandum from William S. Reece, President of HealthGate, dated November 27, 2001, and the Election Form previously completed and submitted by you to HealthGate, each of which is incorporated herein by reference. The documents described herein reflect the entire agreement between you and HealthGate with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of HealthGate.

HEALTHGATE DATA CORP.



By:
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Date:    December 28, 2001